

October 3, 2022

Gary A. Norcross
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

> **Re: Fidelity National Information Services, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2022**
> **File No. 001-16427**

Dear Gary A. Norcross:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program